Exhibit 12.1

AbbVie Inc.
Ratio of Earnings to Fixed Charges
(unaudited)

The following table sets forth AbbVie’s historical ratios of earnings to fixed charges for the periods indicated. This information should be read in conjunction with the financial statements and accompanying notes included under Item 1, “Financial Statements and Supplementary Data” and Item 2, “Management's Discussion and Analysis of Financial Condition and Results of Operations.” This information should also be read in conjunction with AbbVie’s consolidated financial statements and accompanying notes included in its Annual Report on Form 10-K for the year ended December 31, 2017. For further information, see Exhibit 12.2 entitled “Computation of Ratio of Earnings to Fixed Charges”.

	Six months ended June 30,		Years ended December 31,
	2018	2017	2017	2016	2015	2014	2013
Ratio of earnings to fixed charges	8.2	8.5	7.3	7.4	8.0	6.0	16.6